SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MEDOVEX CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (Title of Class of Securities)

58504H101
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 326,152 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 818,237(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 326,152 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 818,237(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,389(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.55% (Based on 15,032,107 shares outstanding as of November 16, 2016)
12	TYPE OF REPORTING PERSON IN

(1)
Represents (i) 230,200 shares of common stock and (ii) 95,952 shares of common stock underlying warrants issued as part of a unit held by Barry Honig.
(2)
Represents (i) 325,000 shares of common stock held by Barry Honig’s spouse, Renee Honig, (ii) 453,101 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power, (iii) 10,586 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”), for which Barry Honig is the managing member and over which securities he holds voting and dispositive power, and (iv) 29,550 shares of common stock underlying warrants issued as part of a unit held by GRQ Consultants, Inc. 401K (“401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power.
(3)
Represents (i) 230,200 shares of common stock held by Barry Honig, (ii) 95,952 shares of common stock underlying warrants issued as part of a unit held by Barry Honig, (iii) 325,000 shares of common stock held by Barry Honig’s spouse, Renee Honig, (iv) 453,101 shares of common stock held by Roth 401K, (v) 10,586 shares of common stock held by Marlin and (vi) 29,550 shares of common stock underlying warrants issued as part of a unit held by 401K. Excludes (i) 43,478 shares of common stock underlying warrants held by Barry Honig, (ii) 95,000 shares of common stock underlying warrants held by 401K, (iii) 68,508 shares of common stock underlying warrants held by Roth 401K, and (iv) 75,000 shares of common stock underlying warrants held by Barry & Renee Honig Charitable Foundation (the “Foundation”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power. All of these warrants contain a 4.99% beneficial ownership blocker, and as such the Reporting Person’s beneficial ownership has been limited accordingly.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 453,101(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 453,101 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,101 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.01% (Based on 15,032,107 shares outstanding as of November 16, 2016)
12	TYPE OF REPORTING PERSON* OO

(1) Barry Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K. Excludes 68,508 shares of common stock underlying warrants held by Roth 401K which contain a 4.99% beneficial ownership blocker, and as such the Reporting Person’s beneficial ownership has been limited accordingly.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,586(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,586 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,586 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .07% (Based on 15,032,107 shares outstanding as of November 16, 2016)
12	TYPE OF REPORTING PERSON* OO

(1) Barry Honig is the managing member of Marlin and in such capacity holds voting and dispositive power over the securities held by Marlin.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,550(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,550 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,550 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .2% (Based on 15,032,107 shares outstanding as of November 16, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)
Barry Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K. Represents 29,550 shares of common stock underlying warrants issued as part of a unit held by 401K. Excludes 95,000 shares of common stock underlying warrants held by 401K which contain a 4.99% beneficial ownership blocker, and as such the Reporting Person’s beneficial ownership has been limited accordingly.

Item 1(a).       Name of Issuer:

Medovex Corp., a Nevada corporation (“Issuer”)

Item 1(b).       Address of Issuer's Principal Executive Offices:

3279 Hardee Avenue
Atlanta, Georgia 30341

Item 2(a).       Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. Roth 401K FBO Barry Honig, Marlin Capital Investments, LLC and GRQ Consultants, Inc. 401K (collectively, the “Reporting Persons”).

Item 2(b).       Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).       Citizenship.

Barry Honig is a citizen of the United States. Roth 401K and Marlin are organized in the State of Florida.

Item 2(d).       Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).       CUSIP Number.

58504H101

Item 3.           Type of Person

Not applicable.

Item 4.           Ownership.

(a) Amount beneficially owned:  1,144,389(1)

(b) Percent of class:  7.55% (Based on 15,032,107 shares outstanding as of November 16, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 326,152 (2)
(ii) Shared power to vote or to direct the vote:  818,237(3)
(iii) Sole power to dispose or to direct the disposition of: 326,152(2)
(iv) Shared power to dispose or to direct the disposition of:  818,237(3)
_________________________
(1)
Represents (i) 230,200 shares of common stock held by Barry Honig, (ii) 95,952 shares of common stock underlying warrants issued as part of a unit held by Barry Honig, (iii) 325,000 shares of common stock held by Barry Honig’s spouse, Renee Honig, (iv) 453,101 shares of common stock held by Roth 401K, (v) 10,586 shares of common stock held by Marlin and (vi) 29,550 shares of common stock underlying warrants issued as part of a unit held by 401K. Excludes (i) 43,478 shares of common stock underlying warrants held by Barry Honig, (ii) 95,000 shares of common stock underlying warrants held by 401K, (iii) 68,508 shares of common stock underlying warrants held by Roth 401K, and (iv) 75,000 shares of common stock underlying warrants held the Foundation. All of these warrants contain a 4.99% beneficial ownership blocker, and as such the Reporting Person’s beneficial ownership has been limited accordingly.
(2)
Represents (i) 230,200 shares of common stock and (ii) 95,952 shares of common stock underlying warrants issued as part of a unit held by Barry Honig.
(3)
Represents (i) 325,000 shares of common stock held by Barry Honig’s spouse, Renee Honig, (ii) 453,101 shares of common stock held by Roth 401K, (iii) 10,586 shares of common stock held by Marlin, and (iv) 29,550 shares of common stock underlying warrants issued as part of a unit held by 401K.

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee

Marlin Capital Investments, LLC
Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig, Managing Member

GRQ Consultants, Inc. 401K
Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee